EXHIBIT 99.1

Osisko Publishes 2023 Asset Handbook Along With 2022 Sustainability Report

MONTRÉAL, June 05, 2023 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to announce the publication of its annual Asset Handbook and the third edition of the Corporation’s Sustainability Report, Growing Responsibly.

2023 ASSET HANDBOOK

Osisko has built a deep portfolio of high-quality royalty and streaming assets, located in favourable jurisdictions and operated by responsible mining partners. The royalty and stream portfolio provides exposure to over 180 assets, including over 20 producing assets which underpin Osisko’s 2023 guidance of 95,000 to 105,000 gold equivalent ounces1 (“GEOs”) at a 93% cash margin2. To this solid foundation, significant organic growth is expected over the coming years, demonstrated by the Corporation’s previously announced five-year outlook which projects 130,000 to 140,000 GEOs in 2027.

Osisko’s mining partners continue to add value through exploration, with an average of over 1 million meters drilled over the past six years. This ongoing work has unlocked significant upside through new discoveries, reserve and resource additions, as well as mine life extensions and expansions. Over the course of 2022, Osisko’s estimate of Attributable GEOs3 in the proven and probable reserve category, net of depletion and covered by Osisko’s royalties and streams, increased by 46%; demonstrating the importance of these shared assets to both Osisko and its operating partners.

2022 SUSTAINABILITY REPORT

The 2022 edition of Growing Responsibly, guided by the Global Reporting Initiative, highlights the progress Osisko has made on Environmental, Social and Governance (“ESG”) matters and the Corporation’s ongoing effort to enhance transparency and accountability. The following are select highlights:

  Formalization of an ESG strategy which commits to upholding sustainable business practices and growing responsibly focused on five key pillars:

1)   Due Diligence
2)   Climate Change
3)   Social Contributions
4)   Health and Safety
5)   Diversity, Equity and Inclusion;

  Ongoing commitment to the UN Global Compact to formally promote and align with its Ten Principles;
  Participation in the funding of the Magdalena Bay Blue Carbon Project, which has the potential to deliver 40,000 blue carbon credits annually to Osisko. The project aims to preserve 22,000 hectares of coastal mangrove forest from nearby shrimp farming and, in doing so, efficiently sequester and store carbon;
  Expansion of our climate change disclosures including reporting emissions associated with our royalty and stream agreements (financed emissions) and business travel;
  Expansion of our Sustainability Accounting Standards Board (SASB) disclosures; now reporting against two standards, responding to our stakeholders’ expectations;
  Preservation of a leading position within MSCI and Sustainalytics ESG rankings; and
  New membership with the World Gold Council, highlighting our commitment to responsible gold mining.

In order to continue to shape and expand upon Osisko’s focus on ESG initiatives, Heather Taylor has transitioned to a new role as Vice President, Sustainability & Communications. Ms. Taylor’s role will now formally include oversight of environmental, social and governance related strategy and disclosure.

Sandeep Singh, President and CEO of Osisko commented: “Our 2023 Asset Handbook provides a comprehensive review of Osisko’s remarkable asset base and also highlights numerous upcoming catalysts that are expected to support the Corporation’s near-term and long-term growth outlook. In our view, long-term value is created and subsequently preserved only as long as Osisko and its partners develop and operate in a responsible manner. In our third edition of Growing Responsibly, we provide a summary of our recent sustainability initiatives, as well as a framework with respect to the Corporation’s continued ambitions to improve transparency and accountability. We trust that the Asset Handbook and Sustainability report will assist our stakeholders in understanding the fundamental value of our business, along with our ongoing dedication to sustainability.”

The 2023 Asset Handbook and the 2022 Sustainability Report, Growing Responsibly, can be found on Osisko’s website at www.osiskogr.com.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting
Vice President, Capital Markets
Tel: (514) 940-0670 #116
Email: gmoenting@osiskogr.com

Heather Taylor
Vice President, Sustainability & Communications
Tel: (514) 940-0670 #105
Email: htaylor@osiskogr.com

1 GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces earned by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period. Offtake agreements are converted using the financial settlement equivalent divided by the average gold price for the period

2 Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues (excluding depletion). For more details, refer to Osisko’s Management Discussion and Analysis for the three months ended March 31, 2023 filed on Sedar (www.sedar.com) and available on Osisko’s website (www.osiskogr.com).

3 The Corporation estimates its “Attributable GEOs” by aggregating all of the Reserves and Resources located on claims covered by its royalties and streams. For the purpose of estimating Attributable GEOs, royalty assets are simply calculated as the proportion of ounces eventually payable to Osisko. However, in the case of a stream, the Corporation adjusts for each transfer price, so that the resulting total can be considered on a 100% payable basis. For a detailed breakdown of the mineral Resources and Reserves, and the attributable royalty or stream on individual assets, please refer to the Asset Handbook on Osisko’s website at www.osiskogr.com. Readers are cautioned that the resulting estimates of Attributable GEOs are subject to uncertainty due to a number of factors that are described in the Cautionary Notes section of the Asset Handbook on Osisko’s website at www.osiskogr.com.

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, the ability to complete any announced transaction, production estimates of Osisko’s assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko’s business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko’s PFIC status. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Corporation’s ongoing income and assets relating to determination of its PFIC status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, Osisko relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.